UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2015

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

Green Square-Bâtiment D

80/84 rue des Meuniers

92220 Bagneux France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit	Description

99.1	DBV Technologies to Present Viaskin® Data at the 2015 EAACI Congress

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: April 15, 2015	By:	/s/ David Schilansky
David Schilansky
Chief Operating Officer

Exhibit 99.1

Press Release

Bagneux, France, Wednesday, April 15, 2015

DBV Technologies to Present Viaskin® Data at the 2015 EAACI Congress

DBV Technologies (Euronext: DBV – ISIN: FR0010417345 - Nasdaq Stock Market: DBVT), a clinical-stage specialty biopharmaceutical company, today announced that new clinical and nonclinical data on Viaskin® via Epicutaneous Immunotherapy (EPIT®) will be presented during 2015 European Academy of Allergy and Clinical Immunology, (EAACI) Annual Meeting in Barcelona, Spain, June 6-10, 2015. Presentations will include additional post-hoc results from the Phase 2b trial of Viaskin® Peanut in peanut allergic patients, as well as key nonclinical data on EPIT’s mechanism of action.

The abstracts will also be published in the June 2015 supplement of the European journal of allergy and clinical immunology, Allergy.

Title	Epicutaneous Immunotherapy (EPIT®) for peanut allergy

Date	June 9 - 1:30 pm to 3:00 pm
Presenter	Pr. Hugh A. Sampson from Kurt Hirschhorn Professor of Pediatrics, Director of the Jaffe Food Allergy Institute and Dean of Translational Biomedical Science at The Mount Sinai Medical Center in New York (USA)
Session Name	Beyond Oral Immunotherapy (OIT) in food allergy
Session	SYM 47
Type of Session	Satellite Symposium
Location	Auditorium

Title	Deciphering the dose-response effect of peanut Epicutaneous Immunotherapy (EPIT®) in peanut allergic subjects
Date	June 7 - 10:30 am to 12:00 pm
Presenter	Pr. Christophe Dupont, Head of the Pediatric-Gastroenterology Ambulatory Department at Necker Hospital, Paris, France
Session	PDS 1 New clinical data in AIT - Abstract: 1746
Type of Session	Poster Discussion Session
Location	Poster Discussion Zone 1

Title	Epicutaneous immunotherapy to a specific allergen prevents from sensitization and anaphylaxis to further allergens: the role of regulatory T-cells
Date	June 7 - 3:30 pm to 5:00 pm
Presenter	Dr. Lucie Mondoulet, Director of Research at DBV Technologies
Session Name	Control of vaccines for AIT

Session	Poster Number: 1159, Session Number: OAS 13
Type of Session	Oral Abstract Session
Location	Room 116

Title	Epicutaneous immunotherapy leads to sustainable GATA-3 hypermethylation and Foxp3 hypomethylation in peanut sensitized mice
Date	June 8 - 3:45 pm to 5:15 pm
Presenter	Dr. Lucie Mondoulet, Director of Research at DBV Technologies
Session Name	• Mechanisms of AIT
Session	Number: 1145, Session Number: PDS 19
Type of Session	Poster Discussion Session
Location	Poster Discussion Zone 1

Title	Larger homing receptor expression on Tregs suggests increased efficacy of epicutaneous compared to oral or sublingual immunotherapy for the treatment of food allergy
Date	June 8 - 3:45 pm to 5:15 pm
Presenter	Dr. Vincent Dioszeghy, Scientist at DBV Technologies
Session Name	Mechanisms of AIT
Session	Number: 1073, Session Number: PDS 19
Type of Session	Poster Discussion Session
Location	Poster Discussion Zone 1

DBV will also hold a Corporate Satellite Symposium on June 7 between 5:30 pm and 7:00 pm CET entitled “Epicutaneous Immunotherapy (EPIT®), a new approach in Food Allergy”. The symposium program will be uploaded on http://www.professionalabstracts.com/eaaci2015/iplanner/ and will be webcasted live. Details for this event will be posted on DBV’s website, www.dbv-technologies.com.

Title	Epicutaneous Immunotherapy (EPIT®), a new approach in Food Allergy
Date	June 7 - 5:30 pm to 7:00 pm
Presenters

•        EPIT®’s Mechanism of Action and preclinical data by Dr Lucie Mondoulet

•       EPIT® for Food Allergy as an Alternative Pathway for Oral Tolerance Induction by Dr Christophe Dupont

•       EPIT® is Effective and Safe to Treat Peanut Allergy: A Multicenter Randomized Controlled Trial (VIPES) by Dr Hugh Sampson

•       Viaskin® Milk clinical development plan, and specific focus on Eosinophilic esophagitis (EoE) by Dr Jonathan Spergel, Professor of Pediatrics at the Perelman School of Medicine at the University of Pennsylvania (USA, Chief of the Allergy Section at the Children Hospital of Philadelphia

Type of Session	Corporate Satellite Symposium
Location	Room 116

About DBV Technologies

DBV Technologies is developing Viaskin®, an innovative new approach to the treatment of allergies – a major public health issue that has been increasing in prevalence. DBV Technologies, incorporated in France in 2002, has developed a proprietary, worldwide-patented technology for administering an allergen to intact skin while avoiding transfer to the blood, and thus considerably lowering the risk of a systemic, allergic reaction in the event of accidental exposure. DBV Technologies is focusing on food allergies, including milk and peanut, for which there are currently no effective treatments. DBV Technologies has designed two products candidates: Viaskin® Peanut and Viaskin® Milk. The clinical development program for Viaskin® Peanut has received Fast Track designation from the US Food and Drug Administration.

DBV Technologies shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345) and on the Nasdaq Stock Market in the form of American Depositary Shares (each representing one-half of one ordinary share) (Ticker: DBVT). For more information on DBV Technologies, please visit our website: www.dbv-technologies.com.

Forward Looking Statements

This press release contains forward-looking statements, including statements about the safety and efficacy of Epicutenaous Immunotherapy (EPIT) via Viaskin, including the potential to prevent sensitizations in other allergens, the potential to induce a sustained protection effect and the potential to influence the natural history of allergy. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. In particular it should be noted that these data are preclinical in nature and have not been demonstrated in human subjects. The company’s product candidates have not been approved for sale in any jurisdiction. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical preclinical results may not be predictive of future clinical trial results, and the risk that historical clinical trial results may not be predictive of future trial results. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s prospectus filed with the SEC on October 22, 2014 and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release, whether as a result of new information, future events or circumstances or otherwise.

DBV Technologies Contacts

Nathalie Donne

Director, Corporate Communication & Business Development

Tel. : +33(0)1 55 42 78 72

nathalie.donne@dbv-technologies.com

Susanna Mesa

VP Finance, US Investor Relations & Strategy

Tel. : +1 917-346-3447

susanna.mesa@dbv-technologies.com

US Media Contacts

Marion Janic

US Media Relations

Rooney & Associates

Tel. : +1-212-223-4017

mjanic@rooneyco.com